919 THIRD AVENUE NEW YORK, NY 10022-3908

September 18, 2017

James Giugliano

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Giugliano:

North American Nickel Inc. (the “Company”) has received the comments of the staff (the “Staff”) of the Division of Corporation Finance at the Securities and Exchange Commission set forth in the Staff’s comment letter, dated September 14, 2017 (the “Comment Letter”). The Comment Letter requests that the Company respond to the comments by September 28, 2017, or tell the Staff the date by when the Company will provide its response. As discussed with the Staff, we are writing to confirm that we have requested an extension to respond to the Comment Letter until October 9, 2017. The Company therefore intends to respond to the Comment Letter on or before October 9, 2017.

We appreciate the Staff’s cooperation in this matter.

If you have any questions, please contact the undersigned at 212-891-1672.

Sincerely,

/s/ Martin C. Glass

Martin C. Glass

CHICAGO LONDON LOS ANGELES NEW YORK WASHINGTON, DC	WWW.JENNER.COM